Bancroft Fund Ltd. (the "Fund" or the "Registrant")
EXHIBIT TO ITEM 77C

At Registrant's Special Meeting of Shareholders held on
October 19, 2015, a proposal to approve a new Investment
Advisory Agreement between the Registrant and Gabelli
Funds, LLC, was voted upon and approved. There were 2,451,098 affirmative votes and 152,293 negative votes cast for this proposal, with 57,578 votes abstaining. There were 736,612 broker non-votes.